SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                   Exit Filing

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                  ORGANIC, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    68617E101
                                 (CUSIP Number)

                                   May 2, 2001
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |X|  Rule 13d-1(d)

                                 (Page 1 of 5)

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CUSIP No.  68617E101                  13G/A                    Page 2 of 5 Pages
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Omnicom Group Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  |_|
           (b)  |_|
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER             None
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER           None
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        7    SOLE DISPOSITIVE POWER        None
    REPORTING         ----------------------------------------------------------
   PERSON WITH         8    SHARED DISPOSITIVE POWER      None
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

                                  (Page 2 of 5)

Item 1(a)      Name of Issuer:

               Organic, Inc. ("Organic")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               510 Third Street
               San Francisco, CA  94107

Item 2(a)      Name of Persons Filing:

               Omnicom Group Inc. ("Omnicom"). The nominal owners of Organic's common shares to which this Schedule 13G relates were wholly owned subsidiaries of Omnicom, but only Omnicom had actual voting or dispositive power with respect to such shares.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               Omnicom Group Inc.
               437 Madison Avenue
               New York, NY  10022

Item 2(c)      Citizenship:

               New York

Item 2(d)      Title of Class of Securities:

               Common Stock,  $.0001 par value

Item 2(e)      CUSIP Number:

               68617E101

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               CO

Item 4         Ownership

               (a) Amount beneficially owned:                               0

               (b) Percent of Class:                                        0%

               (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote             0

                  (ii)  Shared power to vote or to direct the vote          0

                                 (Page 3 of 5)

                  (iii)  Sole power to dispose/direct the disposition of    0

                  (iv)  Shared power to dispose/direct the disposition of   0

Item 5         Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

               On May 2, 2001, Omnicom contributed the capital stock of its Communicade subsidiary and certain other assets to Seneca
               Investments LLC ("Seneca") and received a preferred stock interest in Seneca. The common stock in Seneca is owned by an unaffiliated entity; the preferred stock beneficially owned by Omnicom is not convertible into common stock and does not vote in the election of Seneca directors. Accordingly, Omnicom's beneficial ownership has decreased below 5% of Organic's outstanding common shares.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable

Item 8         Identification and Classification of Members of the Group.

               Not applicable

Item 9         Notice of Dissolution of Group.

               Not applicable

Item 10.       Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in my transaction having that purpose or effect.

                                 (Page 4 of 5)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            OMNICOM GROUP INC.


                                            By:    /s/ RANDALL J. WEISENBURGER
                                                 ------------------------------
                                                    Executive Vice President

May 3, 2001


                                 (Page 5 of 5)